Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2016	2015	2014	2013
	($ in millions)	($ in millions)	($ in millions)	($ in millions)	($ in millions)
Earnings:
Income before income taxes	$285	$221	$417	$298	$251
Equity in earnings from unconsolidated affiliates	(40)	(3)	(22)	(16)	(13)

Pre-tax income from continuing operations before adjustment for income or loss from equity method investments	$245	$218	$395	$282	$238

Add:
Fixed charges	141	196	202	201	176
Distributed income of equity investees	19	19	27	20	24
Subtract:
Interest capitalized	(1)	—	(1)	(3)	—

Total Earnings	$404	$433	$623	$500	$438

Fixed Charges:
Interest expense, net of capitalized interest	$123	$181	$185	$183	$162
Interest capitalized	1	—	1	3	—
Estimated interest portion included in rent expense	17	15	16	15	14

Total Fixed Charges	$141	$196	$202	$201	$176

Ratio of Earnings to Fixed Charges	2.9	2.2	3.1	2.5	2.5